UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                                (Amendment No. 7

                    Under the Securities Exchange Act of 1934

              Endorex Corporation (f/k/a ImmunoTherapeutics, Inc.)
           ----------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   452916 40 6
                              ---------------------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                             ----------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 30, 1999
                            -------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

                                |_| Rule 13d-1(b)
                                |x| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filled for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13D).

-------------------                                           ------------------
CUSIP No. 452916406                   13D                     Page 2 of 10 Pages
--------------------------------------------------------------------------------

      1       NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              OO (see Item 3 below)
--------------------------------------------------------------------------------
      5       CHECH BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------

              7     SOLE VOTING POWER

  NUMBER OF         None
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8     SHARED VOTING POWER
  OWNED BY
    EACH            3,428,051
  REPORTING   ------------------------------------------------------------------
   PERSON     9     SOLE DISPOSITIVE POWER
    WITH
                    None
              ------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    3,428,051
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,428,051
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
              SHARES*                                                        |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              32.4%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 452916406                   13D                     Page 3 of 10 Pages
--------------------------------------------------------------------------------

      1       NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              OO (see Item 3 below)
--------------------------------------------------------------------------------
      5       CHECH BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------

              7     SOLE VOTING POWER

  NUMBER OF         None
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8     SHARED VOTING POWER
  OWNED BY
    EACH            1,063,760
  REPORTING   ------------------------------------------------------------------
   PERSON     9     SOLE DISPOSITIVE POWER
    WITH
                    None
              ------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    1,063,760
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,063,760
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
              SHARES*                                                        |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.2%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 452916406                   13D                     Page 4 of 10 Pages
--------------------------------------------------------------------------------

      1       NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Aries Domestic Fund II, L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              OO (see Item 3 below)
--------------------------------------------------------------------------------
      5       CHECH BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------

              7     SOLE VOTING POWER

  NUMBER OF         None
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8     SHARED VOTING POWER
  OWNED BY
    EACH            17,346
  REPORTING   ------------------------------------------------------------------
   PERSON     9     SOLE DISPOSITIVE POWER
    WITH
                    None
              ------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    17,346
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              17,346
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
              SHARES*                                                        |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.2%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 452916406                   13D                     Page 5 of 10 Pages
--------------------------------------------------------------------------------

      1       NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              The Aries Master Fund, A Cayman Island Exempted Company
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              OO (see Item 3 below)
--------------------------------------------------------------------------------
      5       CHECH BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
--------------------------------------------------------------------------------

              7     SOLE VOTING POWER

  NUMBER OF         None
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8     SHARED VOTING POWER
  OWNED BY
    EACH            2,346,945
  REPORTING   ------------------------------------------------------------------
   PERSON     9     SOLE DISPOSITIVE POWER
    WITH
                    None
              ------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    2,346,945
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,346,945
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
              SHARES*                                                        |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              22.3%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              OO (see Item 2)
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 452916406                   13D                     Page 6 of 10 Pages
--------------------------------------------------------------------------------

      1       NAMES OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*

              OO (see Item 3 below)
--------------------------------------------------------------------------------
      5       CHECH BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------

              7     SOLE VOTING POWER

  NUMBER OF         1,434,033
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8     SHARED VOTING POWER
  OWNED BY
    EACH            3,428,051
  REPORTING   ------------------------------------------------------------------
   PERSON     9     SOLE DISPOSITIVE POWER
    WITH
                    1,434,033
              ------------------------------------------------------------------
              10    SHARED DISPOSITIVE POWER

                    3,428,051
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,862,084
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
              SHARES*                                                        |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              40.4%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      (a)   Common Stock, $.001 par value ("Shares")

            Endorex Corporation (f/k/a ImmunoTherapeutics, Inc.) (the "Issuer") 900 North Shore Blvd.
            Lake Bluff, IL 60044
            (847) 604-7555

Item 2. Identity and Background.

      Names of Persons Filing:

      (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), Aries Domestic Fund II, L.P. ("Aries II"), Aries Master Fund, a Cayman Island exempted company ("Aries Fund") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

      (b) Paramount Capital's, Aries Domestic's, Aries II's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Fund is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

      (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,(1) a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,(2) a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Fund,(3) a Cayman Islands exempted company.

      (d) Dr. Rosenwald, Paramount Capital, Aries Domestic, Aries II and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Dr. Rosenwald, Paramount Capital, Aries Domestic, Aries II and Aries Fund and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

      (f)   Dr. Rosenwald is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

            Since the date of Amendment No. 6 to the Original Statement on
            Schedule 13-D ("Amendment No. 6"), filed on November 5, 1999, Aries Domestic used its general funds to purchase an aggregate of 60,682 shares of Common Stock of the Issuer in the open market for an aggregate purchase price equal to $128,829.076, Aries II used its general funds to purchase an aggregate of 6,842 shares of Common Stock of the Issuer in the open market for an aggregate purchase price equal to $15,071.031 and the Aries Fund used its general fund to purchase an aggregate of 151,386 for an aggregate purchase price equal to $327,138.266 shares of Common Stock of the Issuer in the open market. In addition, on November 15, 1999,

----------

      (1) Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

      (2) Please see attached Exhibit C indicating the general partner of Aries Domestic and Aries II and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

      (3) Please see attached Exhibit D indicating the investment manager of the Aries Fund and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

            pursuant to the contractual provisions of its investment in a private placement of the Issuer on October 16, 1997 (the "Private Placement"), Aries Domestic was issued 29,680 Shares of the Issuer as a common stock dividend (the "Common Stock Dividend") and the Aries Fund was issued 58,884 Shares of the Issuer as a Common Stock Dividend.

Item 4. Purpose of Transaction.

            The Reporting Parties acquired shares of Common Stock of the Issuer as an investment in the Issuer.

            Although the Reporting Parties have not formulated any definitive plans, they may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

            Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
            Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

            (a) As of February 5, 2000, Dr. Rosenwald, both personally and through acquisition of the shares by the Aries Fund, Aries Domestic and Aries II, beneficially owned 4,862,484 Shares or 40.4% of the Issuer's securities and Paramount Capital beneficially owned 3,428,051 Shares or 32.4% of the Issuer's securities. Aries Domestic and the Aries Fund beneficially owned as follows:

                                                          Amount Owned
                                                          ------------
                  Aries Domestic                        1,063,760 Shares
                  Aries II                                 17,346 Shares
                  Aries Fund                            2,346,945 Shares

            (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic, Aries II and Aries Fund.

            (c) The following acquisitions of Shares of the Issuer were made by Aries Domestic since the filing of Amendment No. 6:

                           ----------------------------------------------
                             Date            Shares       Per Share Price
                           ----------------------------------------------
                           11/01/99           1,750           $ 1.625
                           ----------------------------------------------
                           11/02/99           1,750           $ 1.605
                           ----------------------------------------------
                           11/03/99           1,750           $ 1.563
                           ----------------------------------------------
                           11/05/99           1,750           $ 1.375
                           ----------------------------------------------
                           11/05/99           1,750           $ 1.547
                           ----------------------------------------------
                           11/08/99           2,089           $ 1.525
                           ----------------------------------------------
                           11/09/99           2,089           $ 1.725
                           ----------------------------------------------
                           11/10/99           2,032           $ 1.793
                           ----------------------------------------------
                           11/11/99           2,032           $ 1.788
                           ----------------------------------------------
                           11/12/99           2,032           $ 1.938
                           ----------------------------------------------
                           11/15/99           1,693           $ 2.000
                           ----------------------------------------------
                           11/16/99           1,693           $ 2.049
                           ----------------------------------------------
                           11/17/99           1,693           $ 2.000
                           ----------------------------------------------
                           11/18/99           1,693           $ 1.938
                           ----------------------------------------------
                           11/19/99           1,693           $ 2.052
                           ----------------------------------------------
                           11/22/99           1,326           $ 2.125
                           ----------------------------------------------
                           11/23/99           1,326           $ 2.174
                           ----------------------------------------------
                           11/24/99           1,326           $ 2.223
                           ----------------------------------------------
                           11/26/99           1,326           $ 2.174
                           ----------------------------------------------

                           ----------------------------------------------
                             Date            Shares       Per Share Price
                           ----------------------------------------------
                           11/29/99           1,129           $ 2.047
                           ----------------------------------------------
                           11/30/99           1,129           $ 2.063
                           ----------------------------------------------
                           12/01/99           1,106           $ 2.102
                           ----------------------------------------------
                           12/02/99           1,107           $ 2.219
                           ----------------------------------------------
                           12/03/99           1,107           $ 2.375
                           ----------------------------------------------
                           12/06/99           1,052           $ 2.280
                           ----------------------------------------------
                           12/07/99           1,052           $ 2.405
                           ----------------------------------------------
                           12/08/99           1,052           $ 2.421
                           ----------------------------------------------
                           12/09/99           1,067           $ 2.250
                           ----------------------------------------------
                           12/10/99           1,067           $ 2.438
                           ----------------------------------------------
                           12/13/99           1,067           $ 2.342
                           ----------------------------------------------
                           12/14/99           1,067           $ 2.263
                           ----------------------------------------------
                           12/15/99           1,067           $ 2.375
                           ----------------------------------------------
                           12/16/99           1,403           $ 2.413
                           ----------------------------------------------
                           12/17/99           1,403           $ 2.325
                           ----------------------------------------------
                           12/20/99           1,544           $ 2.500
                           ----------------------------------------------
                           12/21/99           1,544           $ 2.477
                           ----------------------------------------------
                           12/22/99           1,544           $ 2.500
                           ----------------------------------------------
                           12/27/99           1,796           $ 2.778
                           ----------------------------------------------
                           12/28/99           1,796           $ 2.951
                           ----------------------------------------------
                           12/29/99             561           $ 3.000
                           ----------------------------------------------
                           12/30/99             561           $ 2.938
                           ----------------------------------------------
                           01/03/00             561           $ 2.938
                           ----------------------------------------------
                           01/03/00             583           $ 2.625
                           ----------------------------------------------
                           01/07/00             523           $ 3.500
                           ----------------------------------------------

The following acquisitions of Shares of the Issuer were made by Aries II since the filing of Amendment No. 6:

                           ----------------------------------------------
                             Date            Shares          Per Share
                                                           Purchase Price
                           ----------------------------------------------
                           11/01/99             136           $ 1.625
                           ----------------------------------------------
                           11/02/99             136           $ 1.605
                           ----------------------------------------------
                           11/03/99             136           $ 1.563
                           ----------------------------------------------
                           11/05/99             136           $ 1.375
                           ----------------------------------------------
                           11/05/99             136           $ 1.547
                           ----------------------------------------------
                           11/08/99             163           $ 1.525
                           ----------------------------------------------
                           11/09/99             162           $ 1.725
                           ----------------------------------------------
                           11/10/99             159           $ 1.793
                           ----------------------------------------------
                           11/11/99             158           $ 1.788
                           ----------------------------------------------
                           11/12/99             158           $ 1.938
                           ----------------------------------------------
                           11/15/99             132           $ 2.000
                           ----------------------------------------------
                           11/16/99             132           $ 2.049
                           ----------------------------------------------
                           11/17/99             132           $ 2.000
                           ----------------------------------------------
                           11/18/99             132           $ 1.938
                           ----------------------------------------------
                           11/19/99             132           $ 2.052
                           ----------------------------------------------
                           11/01/99             136           $ 1.625
                           ----------------------------------------------
                           11/22/99             103           $ 2.125
                           ----------------------------------------------

                           ----------------------------------------------
                             Date            Shares          Per Share
                                                           Purchase Price
                           ----------------------------------------------
                           11/23/99             104           $ 2.174
                           ----------------------------------------------
                           11/24/99             104           $ 2.223
                           ----------------------------------------------
                           11/26/99             103           $ 2.174
                           ----------------------------------------------
                           11/29/99              88           $ 2.047
                           ----------------------------------------------
                           11/30/99              88           $ 2.063
                           ----------------------------------------------
                           12/01/99              87           $ 2.102
                           ----------------------------------------------
                           12/02/99              87           $ 2.219
                           ----------------------------------------------
                           12/03/99              87           $ 2.375
                           ----------------------------------------------
                           12/06/99              83           $ 2.280
                           ----------------------------------------------
                           12/07/99              83           $ 2.405
                           ----------------------------------------------
                           12/08/99              83           $ 2.421
                           ----------------------------------------------
                           12/09/99              83           $ 2.250
                           ----------------------------------------------
                           12/10/99              83           $ 2.438
                           ----------------------------------------------
                           12/13/99              83           $ 2.342
                           ----------------------------------------------
                           12/14/99              83           $ 2.263
                           ----------------------------------------------
                           12/15/99              83           $ 2.375
                           ----------------------------------------------
                           12/16/99             109           $ 2.413
                           ----------------------------------------------
                           12/17/99             109           $ 2.325
                           ----------------------------------------------
                           12/20/99             120           $ 2.500
                           ----------------------------------------------
                           12/21/99             120           $ 2.477
                           ----------------------------------------------
                           12/22/99             120           $ 2.500
                           ----------------------------------------------
                           12/27/99             140           $ 2.778
                           ----------------------------------------------
                           12/28/99             140           $ 2.951
                           ----------------------------------------------
                           12/29/99              44           $ 3.000
                           ----------------------------------------------
                           12/30/99              44           $ 3.000
                           ----------------------------------------------
                           01/03/00              94           $ 2.625
                           ----------------------------------------------
                           01/03/00              44           $ 2.938
                           ----------------------------------------------
                           01/04/00           2,000           $ 2.688
                           ----------------------------------------------
                           01/07/00             103           $ 3.500
                           ----------------------------------------------

The following a cquisitions of Shares of the Issuer were made by Aries Fund since the filing of Amendment No. 6:

                           ----------------------------------------------
                             Date            Shares          Per Share
                                                           Purchase Price
                           ----------------------------------------------
                           11/01/99           4,314           $ 1.61
                           ----------------------------------------------
                           11/02/99           4,314           $ 1.56
                           ----------------------------------------------
                           11/03/99           4,314           $ 1.38
                           ----------------------------------------------
                           11/05/99           4,314           $ 1.55
                           ----------------------------------------------
                           11/05/99           5,148           $ 1.53
                           ----------------------------------------------
                           11/08/99           5,149           $ 1.73
                           ----------------------------------------------
                           11/09/99           5,009           $ 1.79
                           ----------------------------------------------
                           11/10/99           5,010           $ 1.79
                           ----------------------------------------------
                           11/11/99           5,010           $ 1.94
                           ----------------------------------------------
                           11/12/99           4,175           $ 2.00
                           ----------------------------------------------
                           11/15/99           4,175           $ 2.05
                           ----------------------------------------------

                           ----------------------------------------------
                             Date            Shares          Per Share
                                                           Purchase Price
                           ----------------------------------------------
                           11/16/99           4,175           $ 2.00
                           ----------------------------------------------
                           11/17/99           4,175           $ 1.94
                           ----------------------------------------------
                           11/18/99           4,175           $ 2.05
                           ----------------------------------------------
                           11/19/99           3,271           $ 2.13
                           ----------------------------------------------
                           11/22/99           3,270           $ 2.17
                           ----------------------------------------------
                           11/23/99           3,270           $ 2.22
                           ----------------------------------------------
                           11/24/99           3,271           $ 2.17
                           ----------------------------------------------
                           11/26/99           2,783           $ 2.05
                           ----------------------------------------------
                           11/29/99           2,783           $ 2.06
                           ----------------------------------------------
                           11/30/99           2,807           $ 2.102
                           ----------------------------------------------
                           12/01/99           2,806           $ 2.219
                           ----------------------------------------------
                           12/02/99           2,806           $ 2.375
                           ----------------------------------------------
                           12/03/99           2,665           $ 2.280
                           ----------------------------------------------
                           12/06/99           2,665           $ 2.405
                           ----------------------------------------------
                           12/07/99           2,665           $ 2.421
                           ----------------------------------------------
                           12/08/99           2,650           $ 2.250
                           ----------------------------------------------
                           12/09/99           2,650           $ 2.438
                           ----------------------------------------------
                           12/10/99           2,650           $ 2.342
                           ----------------------------------------------
                           12/13/99           2,650           $ 2.263
                           ----------------------------------------------
                           12/14/99           2,650           $ 2.375
                           ----------------------------------------------
                           12/15/99           3,488           $ 2.413
                           ----------------------------------------------
                           12/16/99           3,488           $ 2.325
                           ----------------------------------------------
                           12/17/99           3,836           $ 2.500
                           ----------------------------------------------
                           12/20/99           3,836           $ 2.477
                           ----------------------------------------------
                           12/21/99           3,836           $ 2.500
                           ----------------------------------------------
                           12/22/99           4,464           $ 2.778
                           ----------------------------------------------
                           12/27/99           4,464           $ 2.951
                           ----------------------------------------------
                           12/28/99           1,395           $ 3.000
                           ----------------------------------------------
                           12/29/99           1,395           $ 2.938
                           ----------------------------------------------
                           12/30/99           1,323           $ 2.625
                           ----------------------------------------------
                           01/03/00           1,323           $ 2.625
                           ----------------------------------------------
                           01/03/00           1,395           $ 2.938
                           ----------------------------------------------
                           01/05/00           2,000           $ 2.688
                           ----------------------------------------------
                           01/06/00           2,000           $ 2.875
                           ----------------------------------------------
                           01/07/00           1,374           $ 3.500
                           ----------------------------------------------

                  Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

            (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer:

            Paramount Capital is the Investment Manager of the Aries Fund and the General Partner of each of Aries Domestic and Aries II and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Fund, Aries Domestic and Aries II.

            Dr. Rosenwald is the Chairman and sole stockholder of Paramount Capital. Mr. Steve Kanzer, formerly a Senior Managing Director of the Placement Agent (as defined below), joined the Board of Directors of the Issuer in connection with the initial investment by Aries Domestic and the predecessor in interest to the Aries Fund, the Aries Trust, a Cayman Island trust in June 1996 and receives compensation for such services.

            Pursuant to Article 6 of the Subscription Agreement executed by the Issuer and each investor in the Private Placement, the Reporting Parties are entitled to the contractual rights (the "Article VI Rights") attached to the shares of Common Stock acquired in the Private Placement as set forth in Exhibit A to Amendment No. 4.

            Paramount Capital, Inc., (the "Placement Agent") an NASD member broker dealer and an affiliate of Aries Domestic and the Aries Fund has acted as Placement Agent for the Issuer and has received certain fees for such services including warrants (the "Placement Warrants") to purchase 864,865 shares of Common Stock with attached contractual rights at an exercise price equal to $2.54375. On October 16, 1997, the Issuer and the Placement Agent entered into a twenty-four (24) month engagement agreement, pursuant to which the Placement Agent received a cash retainer and standard success fees. In addition the Placement Agent and/or its designees received warrants (the "Advisory Warrants") to purchase 1,297,297 shares of Common Stock with attached contractual rights at an exercise price equal to $2.54375. The engagement agreement expired by its terms on October 16, 1999. The Placement and Advisory Warrants became exercisable on April 16, 1998.

            Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits:

Exhibit A - Copy of an Agreement between Dr. Rosenwald, Paramount Capital, Aries
            Domestic and Aries Fund to file this Statement on Schedule 13D on behalf of each of them.

Exhibit B - List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C - List of executive officers and directors of Aries Domestic and Aries
            II and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D - List of executive officers and directors of Aries Fund and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.


Dated: February 5, 2000
       New York, NY                By /s/ Lindsay A. Rosenwald
                                      ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                   ARIES DOMESTIC FUND, L.P.
                                   By: Paramount Capital Asset Management, Inc.,
                                       General Partner


Dated: February 5, 2000
       New York, NY                By /s/ Lindsay A. Rosenwald
                                      ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                   ARIES DOMESTIC FUND, II L.P.
                                   By: Paramount Capital Asset Management, Inc.,
                                       General Partner


Dated: February 5, 2000
       New York, NY                By /s/ Lindsay A. Rosenwald
                                      ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                   THE ARIES MASTER FUND
                                   By: Paramount Capital Asset Management, Inc.
                                       Investment Manager


Dated: February 5, 2000
       New York, NY                By /s/ Lindsay A. Rosenwald
                                      ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


Dated: February 5, 2000
       New York, NY                By /s/ Lindsay A. Rosenwald
                                      ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Nexmed, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

                                   PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.


Dated: February 5, 2000
       New York, NY                By /s/ Lindsay A. Rosenwald
                                      ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                   ARIES DOMESTIC FUND, L.P.
                                   By: Paramount Capital Asset Management, Inc.,
                                       General Partner


Dated: February 5, 2000
       New York, NY                By /s/ Lindsay A. Rosenwald
                                      ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                   ARIES DOMESTIC FUND, II L.P.
                                   By: Paramount Capital Asset Management, Inc.,
                                       General Partner


Dated: February 5, 2000
       New York, NY                By /s/ Lindsay A. Rosenwald
                                      ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


                                   THE ARIES FUND
                                   By: Paramount Capital Asset Management, Inc.
                                       Investment Manager


Dated: February 5, 2000
       New York, NY                By /s/ Lindsay A. Rosenwald
                                      ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman


Dated: February 5, 2000
       New York, NY                By /s/ Lindsay A. Rosenwald
                                      ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.
                                      Chairman

                                    EXHIBIT B

      The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                            PRINCIPAL OCCUPATION
         NAME                                   OR EMPLOYMENT
         ----                                   -------------

Lindsay A. Rosenwald, M.D.      Chairman of the Board of Paramount Capital Asset
                                Management, Inc., Paramount Capital Investments,
                                LLC and Paramount Capital, Inc.

Mark C. Rogers, M.D.            President of Paramount Capital Asset Management,
                                Inc., Paramount Capital Investments, LLC and
                                Paramount Capital, Inc.

Peter Morgan Kash               Director of Paramount Capital Asset Management,
                                Inc., Senior Managing Director, Paramount
                                Capital, Inc.

Dr. Yuichi Iwaki                Director of Paramount Capital Asset Management,
                                Inc., Professor, University of Southern
                                California School of Medicine

Item 2.

      During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

      The name and principal occupation or employment, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of the General Partner of Aries Domestic and Aries II is as follows:

                                                   PRINCIPAL OCCUPATION
         NAME                                          OR EMPLOYMENT
         ----                                          -------------

Paramount Capital Asset Management, Inc.    General Partner; Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

      During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

      The name and principal occupation or employment, which in each instance is with The Aries Master Fund ("Aries Fund") located at c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman, of each executive officer and director of Aries Trust is as follows:

                                                   PRINCIPAL OCCUPATION
         NAME                                          OR EMPLOYMENT
         ----                                          -------------

Paramount Capital Asset Management, Inc.       Investment Manager

MeesPierson (Cayman) Management Limited        Administrator

      Exhibit B is hereby incorporated by reference.

Item 2.

      During the five years prior to the date hereof, neither of the above persons (to the best of Aries Fund's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

      Please refer to Items 3-6 herein reporting the beneficial ownership.